FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

MITSUI ANNOUNCES AGREEMENT TO PURCHASE PARTIAL INTEREST IN
EQUATORIAL GUINEA LIQUEFIED NATURAL GAS PROJECT

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 06, 2005

Commission File Number      09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 06, 2005

MITSUI & CO., LTD.
By:	/s/ Kazuya Imai
	Name:	Kazuya Imai
	Title:	Senior Executive Managing Officer Chief Financial Officer

June 06, 2005
Mitsui & Co., Ltd

For Immediate Release
To whom it may concern

MITSUI ANNOUNCES AGREEMENT TO PURCHASE PARTIAL INTEREST IN
EQUATORIAL GUINEA LIQUEFIED NATURAL GAS PROJECT

     Tokyo, June 06, 2005 – Mitsui & Co., Ltd., (Mitsui) announced today that it has entered into agreements under which Marathon Oil Corporation (Marathon) and Compañía Nacional de Petroleos de Guinea Ecuatorial (GEPetrol), the National Oil Company of Equatorial Guinea, will sell Mitsui an 8.5 percent interest in the Equatorial Guinea Liquefied Natural Gas (LNG) project. The closing is assumed to be in the third quarter of 2005 after which the project will consist of Mitsui (8.5 percent), Marathon (60 percent), GEPetrol (25 percent) and Marubeni (6.5 percent). Marubeni entered into a separate agreement with GEPetrol to purchase 6.5 percent interest in the Equatorial Guinea LNG project on the same date.

     “Mitsui is proud to participate in the Equatorial Guinea LNG Project and hopes to develop a long lasting relationship with the Government of Equatorial Guinea and Marathon. We are looking forward to the development of this world class project, which reinforces Mitsui’s global LNG portfolio and sets new grounds for further business activities in the region. Mitsui is committed to contributing to the partnership and the economic growth of Equatorial Guinea, and looks forward to the further expansion of the project,” said Nori Iio, Managing Officer and Chief Operating Officer of Mitsui Energy Business Unit.

     Construction progress on the Equatorial Guinea LNG project continues according to plan, with the project earning the distinction of being the fastest LNG project from initial concept to final investment decision. The project also is expected to be one of the lowest cost LNG operations in the Atlantic basin with an all-in LNG operating, capital and feedstock cost of approximately $1 per million British thermal units (mmbtu) at the loading flange of the LNG plant.

     Commenting on today’s announcement, Atanasio Ela Ntugu Nsa, Equatorial Guinea’s Minister of Mines, Industry and Energy, said, “The Government of Equatorial Guinea welcomes Mitsui and Marubeni to our country and the partnership that is developing the Equatorial Guinea LNG project. We believe our expanded partnership is an important sign of the international business community’s confidence in our LNG Project, our economy and the substantial investment potential that exists in Equatorial Guinea. This project is enabling us to more fully develop our abundant natural resources while providing long-term economic, social and environmental benefits to the people of Equatorial Guinea. We look forward to working with our new partners as we seek ways to achieve continued economic growth.”

     “This sale of a portion of our interest in the Equatorial Guinea LNG project clearly demonstrates that Marathon and GEPetrol have together created and progressed a valuable world-class project,” said Clarence P. Cazalot, Jr., Marathon president and CEO. “We welcome Mitsui and Marubeni, both of whom bring long-term LNG experience and a commitment to future growth that will support our shared vision of creating an Equatorial Guinea LNG hub with the possibility of multiple LNG trains. This transaction will provide us added financial and marketing flexibility necessary to realize this vision, while at the same time ensuring we capture the significant current and future value we expect the Equatorial Guinea LNG project to deliver to its owners.”

Additional Information About the Equatorial Guinea LNG Project

     The Equatorial Guinea LNG project is being constructed on the northwest side of Bioko Island at Punta Europa, near Equatorial Guinea’s capitol city of Malabo. The LNG plant will utilize the Phillips Optimized Cascade Process. Key plant facilities will include: refrigeration systems, compressors, condensers, two LNG storage tanks and marine facilities that will allow for the berthing, mooring and loading of LNG ships ranging in size from 90,000 to 160,000 cubic meters of both membrane and spherical design. While the contracted off-take rate is 3.4 million metric tons per year and the off-take term is 17 years, the plant is expected to have the ability to operate at higher rates and for a longer period of time. Efforts are underway to acquire additional gas supplies through exploration and commercial means in order to expand the utilization of this LNG facility.

     Natural gas for the project will be purchased from the Alba field participants, Marathon, Noble Energy, Inc. and GEPetrol, and the LNG will be sold to BG Gas Marketing Ltd (BGML), a subsidiary of BG Group plc, under a 17 year purchase and sale agreement beginning in late 2007. BGML will purchase the LNG on a free-on-board (F.O.B.) basis at Bioko Island, Equatorial Guinea, with pricing linked principally to the Henry Hub index. BGML intends to target the Lake Charles (Louisiana) import terminal as the primary destination for the LNG; however, the agreement provides destination flexibility for the LNG, enabling BGML to take advantage of prevailing market conditions at other import destinations around the world.

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     Total project cost is estimated at $1.4 billion, of which approximately $1 billion are engineering, procurement and construction costs, with the remainder comprised of owner’s costs, contingency and working capital. As of June 30, 2005, it is expected that approximately 60-65 percent of the total project costs will have been incurred. Construction is proceeding on schedule with first deliveries of LNG expected in late 2007.

     Attachment: Map of Equatorial Guinea

For further information, Please Contact
Mitsui & Co., Ltd.
     Corporate Communications Division
          Tel: +81-3-3285-7562
     Investor Relations Division
          Tel: +81-3-3285-7910

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Attachment Map of Equatorial Guinea

Nigeria
Cameroon
Punta Europa
Bioko Island
Equatorial Guinea
Gabon

Nigeria Cameroon Gabon Equatorial Guinea Bioko Island Punta Europa Attachment Map of Equatorial Guinea